DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES

Commissions and Fees	$	304,436
Interest Income		1,138
Total Revenue		305,574

GENERAL AND ADMINISTRATIVE EXPENSES

Compensation and benefits		20,363
Occupancy		38,025
IT, Data, Communications		14,478
Other operating expenses		50,710
Total Expenses		123,576
NET INCOME	$	181,998

The accompanying notes are an integral part of these financial statements.